UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Pulse Electronics Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74586W106
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 15 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74586W106	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM PE Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%(1)
14	TYPE OF REPORTING PERSON PN

(1)
Solely in its capacity as the direct owner of 12,065,441 shares of the Issuer’s Common Stock (as defined herein), including 65,855 Warrants (as defined herein) to purchase the Issuer’s Common Stock, and based upon an aggregate of 17,540,994 shares of the Issuer's Common Stock outstanding as of November 10, 2014, which reflects 17,475,139 outstanding shares of the Issuer’s Common Stock (as reported in its most recent quarterly report on Form 10-Q) and 65,855 Warrants held by the Reporting Persons.  Upon closing of the Merger Agreement (as defined below), OCM PE Holdings, L.P. will directly own 100% of the shares of the Issuer’s Common Stock.

CUSIP No. 74586W106	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of OCM PE Holdings, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No. 74586W106	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 9 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 10 of 15

Item 1.	Security and Issuer

This Amendment Number 2 to the statement on Schedule 13D dated November 7, 2012 (as amended by the amendment on Schedule 13D/A dated February 21, 2014, this “Schedule 13D/A”) relates to 12,065,441 shares of common stock, par value $0.125 per share (“Common Stock”), of Pulse Electronics Corporation, a Pennsylvania corporation (the “Issuer”), which includes 65,855 warrants to purchase the Common Stock of the Issuer (“Warrants”), beneficially owned by OCM PE Holdings, L.P., Oaktree Fund GP, LLC, Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Group, LLC and Oaktree Capital Group Holdings GP, LLC (collectively, the “Reporting Persons,” and each individually, a “Reporting Person”).  The address of the principal executive office of the Issuer is 12220 World Trade Drive, San Diego, CA 92128.

All share numbers herein give effect to the one-for-ten reverse split of the Common Stock on May 22, 2013 as described in the Current Report on Form 8-K filed by the Issuer on May 20, 2013.  Calculations of percentage beneficial ownership are based upon an aggregate of 17,540,994 shares of the Issuer's Common Stock outstanding as of November 10, 2014, which reflects 17,475,139 outstanding shares of the Issuer’s Common Stock (as reported in its most recent quarterly report on Form 10-Q) and 65,855 Warrants held by the Reporting Persons.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

Item 5 is amended and restated in its entirety with the following text:

The information contained in the disclosure of Items 3 and 6 of this Schedule 13D/A is incorporated herein by reference.

The Reporting Persons received the Common Stock pursuant to the transactions described above, and, as of the date hereof, beneficially own approximately 68.8% of the outstanding shares of the Issuer’s Common Stock, and have acquired control of the Issuer.  Pursuant to the Investment, Merger and Merger Agreement (each as defined below), the Reporting Persons intend to effectuate a going-private transaction of the Issuer.

As a result, the Reporting Persons will, subject to their continuing to own the above-described percentages of the outstanding shares of the Issuer’s Common Stock and the terms and conditions set forth in the Merger Agreement and other transactional documents (as described above) and the provisions of the Issuer’s Certificate of Incorporation and By-laws (such documents together, the “Organizational Documents”), have the ability to exert actual control over the Issuer’s management policies and affairs, the outcome of matters submitted to the Issuer’s stockholders, including amendments to the Issuer’s Organizational Documents, any proposed merger or other business combinations involving the Issuer, the Issuer’s financing, consolidation or sale of all or substantially all of the Issuer’s assets and other corporate transactions and the membership of the Issuer’s directors, and upon closing of the Merger Agreement, the Reporting Persons will beneficially own 100% of the outstanding shares of the Issuer’s Common Stock.

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes and for the purposes described below.

CUSIP No. 74586W106	SCHEDULE 13D	Page 11 of 15

In addition to the Investment and Merger contemplated by the Merger Agreement, or as an alternative to the Merger Agreement should the Investment and Merger contemplated by the Merger Agreement not be consummated, the Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by OCM PE or by other affiliated investment funds and accounts or holding companies thereof or whether OCM PE or any such other affiliated investment funds and accounts or holding companies thereof will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, any of which, if effected, could result in the occurrence of, among other things, any of the matters identified in Items 4(a)-(j) of this Schedule 13D/A. As part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may at any time consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other shareholders of the Issuer or other third parties regarding such matters.  The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries or to cause or introduce one or more of the types of transactions or one or more of the results described in Item 4(a)-(j) of Schedule 13D or to formulate and implement plans or proposals with respect to any of the foregoing, and the Reporting Persons may instruct the directors of the Board which the Reporting Persons have appointed to act on such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D/A is incorporated herein by reference; other than such incorporation by reference, there has been no material change.

(c)  There have been no transactions effected during the past sixty days by the Reporting Persons in the Issuer’s Common Stock or other form of beneficial ownership of Issuer’s Common Stock other than the entering into the Merger Agreement by the parties thereto.

(d)  Not applicable

(e)  Not applicable

CUSIP No. 74586W106	SCHEDULE 13D	Page 12 of 15

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in the disclosure of Item 3 of this Schedule 13D/A is incorporated herein by reference.

Investment Agreement and Agreement and Plan of Merger

On February 28, 2015, the Issuer entered into an Investment Agreement and Agreement and Plan of Merger (the “Merger Agreement”) with OCM PE Holdings, L.P., a Delaware limited partnership (“OCM PE”), and OCM PE Merger Sub, Inc., a Pennsylvania corporation and wholly-owned subsidiary of OCM PE (“Merger Sub”).  Pursuant to the Merger Agreement, the Reporting Persons intend to effectuate a going-private transaction of the Issuer. The description herein of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference as Exhibit 7 hereto and is incorporated by reference into this Item 3.

The Merger Agreement provides for the following transactions: (i) the extension of a loan (the “Loan”) by OCM PE or its affiliates to the Issuer in the amount of $8.5 million within 30 days of the date of the Merger Agreement, subject to the execution of mutually acceptable definitive loan documentation; (ii) at the closing, the contribution by OCM PE of $17.0 million in cash less the principal amount of the Loan, if any, to the Issuer, and the conversion of any such Loan, in exchange for such number of shares of Common Stock as shall be determined by dividing the aggregate investment amount of $17.0 million (together with accrued interest, dividends or other amounts accrued thereon) by $1.50, with the result that OCM PE and its affiliates will own in excess of 80% of the outstanding shares of Common Stock (collectively, the “Investment”); and (iii) following the consummation of the Investment, the short-form merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation.

Upon the consummation of the Merger, each outstanding share of Common Stock (other than shares held by OCM PE or its affiliates and shares as to which the holder has exercised statutory dissenters rights under the Pennsylvania Business Corporation Law of 1988, as amended) will be cancelled and converted into the right to receive cash in an amount equal to $1.50 per share, without interest. Following the Merger, the Issuer will terminate its reporting obligations to the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and the Common Stock will no longer be publicly traded on the over-the-counter markets.

The Issuer and OCM PE intend to file a Schedule 13e-3 with respect to the Investment and the Merger.

Except as described above or incorporated by reference in this Schedule 13D/A, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by OCM PE.

CUSIP No. 74586W106	SCHEDULE 13D	Page 13 of 15

Item 7.	Material to be filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits to this Schedule 13D/A:

Exhibit 1
A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on November 12, 2012).

Exhibit 3
Investment Agreement, dated as of November 7, 2012, by and among Pulse Electronics Corporation, Technitrol Delaware, Inc., Pulse Electronics (Singapore) Pte Ltd, Oaktree Opportunities Fund VIIIb Delaware, L.P., Oaktree Value Opportunities Fund Holdings, L.P. and OCM PE Holdings, L.P. (incorporated by reference to Exhibit 10.37 to the Current Report on Form 8-K filed by the Issuer on November 15, 2012), Amendment No. 2 thereto, dated as of April 15, 2013 (incorporated by reference to Exhibit 10.37(2) to the Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2013), and Amendment No. 3 thereto, dated as of February 21, 2014 (incorporated by reference to Exhibit 10.37(3) to the Current Report on Form 8-K filed by the Issuer on February 21, 2014).

Exhibit 4
Contribution Agreement, dated as of November 15, 2012, by and among Oaktree Opportunities Fund VIIIb Delaware, L.P., Oaktree Value Opportunities Fund Holdings, L.P. and OCM PE Holdings, L.P. (incorporated by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons on November 21, 2012).

Exhibit 5
Registration Rights Agreement, dated as of November 19, 2012, by and among Pulse Electronics Corporation, Technitrol Delaware, Inc. and OCM PE Holdings, L.P. (incorporated by reference to Exhibit 5 to Schedule 13D filed by the Reporting Persons on November 21, 2012).

Exhibit 6
Amendment to Amended and Restated Articles of Incorporation of Pulse Electronics Corporation, dated February 21, 2014 (incorporated by reference to Exhibit 3.1(2) to the Current Report on Form 8-K filed by the Issuer on February 21, 2014).

Exhibit 7
Investment Agreement and Agreement and Plan of Merger, by and among Pulse Electronics Corporation, OCM PE Holdings, L.P. and OCM PE Merger Sub, Inc., dated as of February 28, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 2, 2015).

CUSIP No. 74586W106	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of March 3, 2015.

OCM PE HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.
By: OCM Holdings I, LLC
Its: General Partner

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OCM HOLDINGS I, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE HOLDINGS, LLC
By: Oaktree Capital Group, LLC
Its: Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

CUSIP No. 74586W106	SCHEDULE 13D	Page 15 of 15

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President